Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I’m an Appraiser on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering, a large portrait by the American painter, Alex Katz. Known for his figurative works that employ bold colors, often with an unexpected use of cropping, Katz has long drawn inspiration from the visual language of billboards, film and television to develop a unique visual style that’s instantly recognizable. With a major retrospective of Katz’s work currently on view at the Guggenheim museum here in New York, we continue to see the artist’s cultural popularity rise in significance.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 185 examples of Katz’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the third painting we have selected to be offered on the Masterworks platform.

The current offering is titled “xKxyxmx” and was painted by the artist in 2004. The portrait is executed in Katz’s signature style, which employs flattened forms and a simplification of details to create a bright, stylized composition that combines his long standing interest in portraiture and landscape painting.

As of October 2022, examples created after 2000 featuring single female subjects similar to the central figure in our Offering, have sold in excess of $800,000 at auction. These are led by, “White Visor” (2003), which is larger than the Offering and sold for over $1.1 million at Sotheby’s, London in March of 2022. “Tara” (2003), which is larger than the Offering and sold for $1 million at Ketterer Kunst in Munich in December of 2021, and “Bathing Cap (Suzette)” (2010), which is slightly smaller than the Offering and sold for $800,000 at Christie’s, London in October of 2021.

Between November 1991 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 9.9%.